

OFS Credit Company, Inc. ("OCCI")
NASDAQ: OCCI (common stock)
NASDAQ: OCCIN and OCCIO (preferred stock)

Investor Presentation
June 2023

Important Disclosures



This presentation and the information and views included herein do not constitute investment advice, or a recommendation or an offer to enter into any transaction with OFS Credit Company, Inc. (the "Company" or "OCCI") or any of its affiliates. This presentation is provided for informational purposes only, does not constitute an offer to sell securities of the Company or a solicitation of an offer to purchase any such securities, and is not a prospectus. From time to time, the Company may have a registration statement relating to one or more of its securities on file with the Securities and Exchange Commission ("SEC"). Any registration statement that has not yet been declared effective by the SEC, and any prospectus relating thereto, is not complete and may be changed. Any securities that are the subject of such a registration statement may not be sold until the registration statement filed with the SEC is effective.

This presentation is solely for the use of the intended recipient(s). The information and its contents are the property of OFS and/or the Company. Any unauthorized dissemination, copying or use of this presentation is strictly prohibited and may be in violation of law. This presentation is being provided for informational purposes only.

Investors should read the Company's prospectus and SEC filings (which are publicly available on the EDGAR Database on the SEC website at http://www.sec.gov) carefully and consider their investment goals, time horizons and risk tolerance before investing in the Company. Investors should consider the Company's investment objectives, risks, charges and expenses carefully before investing in securities of the Company. There is no guarantee that any of the goals, targets or objectives described in this presentation will be achieved. An investment in the Company is not appropriate for all investors, is speculative and entails substantial risk. An investment in the Company is not intended to be a complete investment program. Shares of closed-end investment companies, such as the Company, frequently trade at a discount from their net asset value, which may increase investors' risk of loss.

Past performance is not indicative of, or a guarantee of, future performance. The performance and certain other portfolio information quoted herein represents information as of dates noted herein. Nothing herein shall be relied upon as a representation as to the future performance or portfolio holdings of the Company. Investment return and principal value of an investment will fluctuate, and shares, when sold, may be worth more or less than their original cost. The Company's performance is subject to change since the end of the period noted in this report and may be lower or higher than the performance data shown herein.

Neither OFS nor the Company provides legal, accounting or tax advice. Any statement regarding such matters is explanatory and may not be relied upon as definitive advice. Investors should consult with their legal, accounting and tax advisers regarding any potential investment. The information presented herein is as of the dates noted herein and is derived from financial and other information of the Company, and, in certain cases, from third party sources and reports (including reports of third party custodians, CLO collateral managers and trustees) that have not been independently verified by the Company. As noted herein, certain of this information is estimated and unaudited, and therefore subject to change. We do not represent that such information is accurate or complete, and it should not be relied upon as such. This report does not purport to be complete and no obligation to update or revise any information herein is being assumed.

Information contained on our website is not incorporated by reference into this report and you should not consider information contained on our website to be part of this report or any other report we file with the SEC.

This presentation contains "forward looking statements" that are subject to risks and uncertainties. Forward-looking statements can be identified by terminology such as "anticipate," "believe," "could," "could increase the likelihood," "estimate," "expect," "intend," "is planned," "may," "should," "will," "will enable," "would be expected," "look forward," "may provide," "would" or similar terms, variations of such terms or the negative of those terms. Such forward-looking statements involve known and unknown risks, uncertainties and other factors including those risks, uncertainties and factors referred to in the Company's public filings with the SEC. As a result of such risks, uncertainties and factors, actual results may differ materially from any future results, performance or achievements discussed in or implied by the forward-looking statements contained herein. The Company is providing the information as of this date and assumes no obligations to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OFS is a brand name and is meant to include Orchard First Source Asset Management Holdings, LLC, its direct and indirect subsidiaries, including OFS Capital Management, LLC, OFS CLO Management, LLC and OFS CLO Management II, LLC, which are registered investment advisers, OFS Capital Corporation, a publicly traded business development company (NASDAQ "OFS"), OFS Credit Company, Inc., a publicly traded registered closed-end fund (NASDAQ "OCCI"), and their predecessor entities.

CIM Assets Owned and Operated represents the aggregate assets owned and operated by CIM on behalf of partners (including where CIM contributes alongside for its own account) and co-investors, whether or not CIM has discretion, in each case without duplication.

Please note, changes in global, national, regional or local economic, demographic or capital market conditions (including those caused by the impacts of rising interest rates and elevated inflation rates, the ongoing war between Russia and Ukraine, instability in the U.S. and international banking systems, the risk of recession and of a failure to increase the U.S. debt ceiling and significant market volatility) may continue to have a significant negative impact on our business, financial condition, results of operations and cash flows and those of our portfolio companies, including our and their ability to achieve our respective objectives.

OFS Credit Company (NASDAQ: OCCI)

OFS CREDIT

Overview	» OCCI is a Nasdaq-listed closed-end fund that primarily invests in CLO equity and debt securities
	» Per share Net Asset Value of $8.48 as of April 30, 2023
Advisor	» OFS was established in 1994 and has $4.1 billion of assets under management[1]
	» Focused on: (1) structuring and investing in CLO equity and CLO debt; (2) managing CLOs (investing in broadly syndicated loans financed through CLOs); and (3) direct loan origination
Alignment of Interest	» As of April 30, 2023, insiders own ~7.0% of OCCI's common shares
CLOs are an attractive asset class	» Collateralized by floating rate loans of large, U.S.-based corporations
	» Diversified by a large number of distinct underlying borrowers across various industry sectors with varying vintages
	» Financed with matched funding (meaning that investments are planned to correspond to the timing of payments on financing)
Historical Dividends	» Annual Distribution of $2.20[2,3]
	» ~$10.18 of distributions declared since October 2018 IPO[4]

Why OFS and OCCI?

Long-Standing CLO Manager with Expertise in Structuring CLOs and Investing in the Underlying Corporate Loans	OFS is an Experienced CLO Equity Investor
Robust Credit Team with Analyst Coverage of the Senior Secured Loan Market	OFS has a Strong Balance Sheet and Low Leverage

1 As of March 31, 2023. Includes OFS Capital Management, LLC, and its affiliated registered investment advisers, OFS CLO Management, LLC and OFS CLO Management II, LLC. | 2. Reflects annualized distribution rate on the most recent $0.55 per share distribution declared on the shares of common stock by the Board for the fiscal quarter ending July 31, 2023. The distribution is payable in cash or shares of our common stock on July 31, 2023 at the election of stockholders, to stockholders of record as of June 14, 2023. The total amount of cash distributed to all stockholders will be limited to 20% of the total distribution, excluding any cash paid for fractional shares. The remainder of the distribution (approximately 80%) will be paid in the form of shares of our common stock. The exact distribution of cash and stock to any given stockholder will be dependent upon his/her/its election as well as elections of other stockholders, subject to the pro-rata limitation. | 3. For the fiscal year ended October 31, 2022, OCCI estimates that 100.0% of fiscal year-to-date distributions were from ordinary income. The Company's fiscal year differs from the calendar year period on which the tax character of distributions is determined for Form 1099-DIV reporting purposes. The ultimate tax character of the Company's distributions cannot be determined until the corresponding tax return is filed. The estimated information provided is not for tax reporting purposes and could differ materially from amounts reported to common shareholders on Form 1099-DIV. Past performance is not indicative of future results, and distributions are not guaranteed. | 4. Includes distribution declared on June 1, 2023.

Second Fiscal Quarter 2023 Highlights[1]

OFS CREDIT

- Net investment income ("NII") of $3.6 million, or $0.35 per common share, for the fiscal quarter ended April 30, 2023. This compares to NII of $3.8 million, or $0.41 per common share, for the fiscal quarter ended January 31, 2023. Net Asset Value per common share of $8.48 as of April 30, 2023.
- Core net investment income ("Core NII")[2] of $6.1 million, or $0.59 per common share, for the fiscal quarter ended April 30, 2023. Core NII increased $2.4 million, or $0.21 per common share, from the prior quarter primarily due to an increase in CLO equity waterfall payments driven by the slowing pace of interest rate increases.
- On June 1, 2023, OFS Credit's board of directors declared a quarterly distribution of $0.55 per share of common stock for the fiscal quarter ending July 31, 2023. The distribution is payable on July 31, 2023 in cash or shares of our common stock to stockholders of record as of June 14, 2023. The total amount of cash distributed to all stockholders will be limited to 20% of the total distribution, excluding any cash paid for fractional shares.
- As of April 30, 2023, the weighted average GAAP effective yield of our investment portfolio at current cost was 14.58%.

	Fiscal Quarter Ended (unaudited)	
	4/30/2023	1/31/2023
Net Investment Income Per Share		
Net investment income per share	$ 0.35	$ 0.41
Net Realized/Unrealized Gain (Loss) Per Share		
Net change in unrealized depreciation on investments per share	$ (1.49)	$ 0.35
Net loss per share	$ (1.49)	$ 0.35
Earnings (Loss) Per Share		
Earnings (loss) per share	$ (1.14)	$ 0.76
Core Net Investment Per Share		
Net investment income per share	$ 0.35	$ 0.41
CLO equity adjustments per share	0.24	(0.03)
Core net investment income per share	$ 0.59	$ 0.38
Distribution Data		
Distributions paid per share	$ 0.55	$ 0.55

1. Past performance is not indicative of future results, and distributions are not guaranteed.
2. Core NII is a financial measure calculated and presented on a basis of methodology other than in accordance with accounting principles generally accepted in the United States of America ("GAAP"). Core NII represents NII adjusted for differences in applicable cash distributions received on our CLO equity investments. See slide 17 "Supplemental Schedule - Core Net Investment Income" for additional information. Interest waterfall payments in excess of interest income accretion on CLO equity investments.

OFS Credit Company (NASDAQ: OCCI)

» **We believe CLO equity has the potential to generate higher quarterly cash distributions relative to other high-yielding credit investments**

    – CLOs primarily invest in a diversified pool of loans to large, rated U.S. corporations

        – Generally, first lien senior secured

        – Floating rate loans and liabilities providing natural hedge in a changing rate environment

    – Deep asset class with ~$943 billion of CLOs outstanding[1]

» **Access to infrastructure and resources of large platform**

    – OFS Capital Management is focused on investing in corporate credit and has $4.1 billion in assets under management[2]

    – Senior management has worked together for over 10 years

» **OFS Capital Management is uniquely positioned to manage OFS Credit Company**

    – OFS Capital Management has dual experience as both a CLO equity investor (structuring expertise) and CLO manager (deep knowledge of underlying senior secured corporate loans)

    – OFS has managed CLOs since its inception and has invested over $21 billion in more than 10,000 transactions primarily through CLO vehicles[3]

---

1. Source: BofA Global Research. As of March 31, 2023.
2. As of March 31, 2023. Includes OFS Capital Management, LLC, and its affiliated registered investment advisers, OFS CLO Management, LLC and OFS CLO Management II, LLC.
3. Refers to CLOs that OFS Capital Management managed and OFS CLO Management and OFS CLO Management II manage. These CLOs are not held by OFS Credit.

Access to Infrastructure and Resources of Large Platform[1]

OFS CREDIT

- OFS is part of a group of affiliated firms controlled by Richard Ressler that own, operate and manage more than $36 billion of real assets and corporate credit
- Since 1994, OFS Capital Management[2] has invested over $21 billion in more than 10,000 transactions and has offices in Chicago, Los Angeles and New York City



Richard S. Ressler
CIM Group
OFS Capital Management
OCV Partners
Real Estate / Infrastructure
$32.2 billion of Assets Owned or Operated[3]
Corporate Credit
$4.1 billion AUM[4]
Venture Capital
$135 million AUM[5]
OFS Credit Company
(NASDAQ: OCCI)

1 Despite Mr. Ressler's involvement in each, none of CIM, OFS, or Orchard Capital Ventures has the benefit of any cross-guarantee. None of these entities are entitled to draw on the capital of any other, and no guarantee of the liabilities of any such entity by any other such entity should be inferred from their relationship.
2 Includes Orchard First Source Asset Management Holdings, LLC, its predecessor entity, and its direct and indirect subsidiaries.
3 As of December 31, 2022. See Important Disclosures on page 1.
4 As of March 31, 2023.
5 As of December 31, 2022.

Access to Infrastructure and Resources of Large Platform

OFS CREDIT

» Investing across the U.S. corporate loan market

» Seasoned investment team with diverse skill set - dedicated industry analysts and loan and CLO structuring expertise within the platform

OFS

**$4.1 Billion
Assets Under Management[1]**

Middle Market Lending	Structured Credit Investing	Broadly Syndicated Loans
» Primarily invests in senior secured, floating rate loans to US based middle-market borrowers	» Structure and invest in CMBS, CLO equity and debt	» Invests in broadly syndicated loans, primarily in the 1st lien, senior secured tranches of the capital structure.
» Publicly traded BDC, OFS Capital Corporation (NASDAQ: "OFS")	» Publicly traded closed-end fund, OFS Credit Company, Inc. (NASDAQ: "OCCI")	» CLOs
» Hancock Park Corporate Income, Inc. - non-listed BDC	» SMAs/Sub-advised accounts	» SMAs/Sub-advised accounts

OFS Platforms

BDCs	Closed-end Listed Fund	SMAs/Sub-advised accounts	CLO Facilities

1. As of March 31, 2023. Includes OFS Capital Management, LLC, and its affiliated registered investment advisers, OFS CLO Management, LLC and OFS CLO Management II, LLC.

Portfolio Composition and Years of Reinvestment



Portfolio Composition[1]

- 9.8%
- 0.7%
- 5.2%
- 84.3%

Legend:
- ■ CLO Equity
- ■ Loan Accumulation Facility
- ■ CLO Debt
- ■ Other[3]



Years of Reinvestment Period[2]

Categories: Less Than 1 Year, 1-2 Years, 2-3 Years, 3-4 Years, Greater Than 4 Years

1. Based on fair value as of April 30, 2023. Excludes cash.
2. Weighted by par as of April 30, 2023. Includes estimated reinvestment end dates for warehouse investments and unsettled trades.
3. Represents the fair value of discounted cash flows from additional fees earned from CLO equity investments.

Portfolio Highlights

	Fiscal Quarter Ended (unaudited)				
	4/30/2023	1/31/2023	10/31/2022	7/31/2022	4/30/2022
Select Portfolio Funds Roll Data					
Beginning investment balance at cost	$ 181,161,434	$ 179,126,268	$ 177,386,461	$ 174,603,309	$ 174,751,480
Portfolio purchases	9,659,000	5,801,101	1,840,000	5,176,754	18,957,193
Portfolio sales/repayments	(2,482)	(573)	(195,245)	(1,392,392)	(14,400,023)
Accretion/amortization[1]	6,624,691	6,924,430	7,016,347	6,397,657	5,371,471
CLO equity waterfall payments and warehouse payoffs	(9,633,435)	(10,689,792)	(6,921,295)	(7,398,867)	(10,076,812)
Ending investment balance at cost	$ 187,809,208	$ 181,161,434	$ 179,126,268	$ 177,386,461	$ 174,603,309

	Fiscal Quarter Ended (unaudited)				
	4/30/2023	1/31/2023	10/31/2022	7/31/2022	4/30/2022
Investment Mix - Based on Fair Value					
CLO equity	$ 120,250,397	$ 137,914,380	$ 130,771,527	$ 134,534,772	$ 145,439,674
CLO debt	14,034,112	4,427,518	2,524,715	702,229	1,728,455
Loan accumulation facility	7,363,500	7,835,038	11,879,750	12,031,250	10,850,000
Other[2]	935,090	938,813	591,886	634,955	647,618
Total Investments	$ 142,583,099	$ 151,115,749	$ 145,767,878	$ 147,903,206	$ 158,665,746

1. Includes CLO equity and debt accretion.
2. Represents the fair value of discounted cash flows from additional fees earned from CLO equity investments.

Debt Capital Summary as of April 30, 2023

Funding Source:	Outstanding Par	NASDAQ Ticker	Coupon	Payment Frequency	Optional Redemption Date	Maturity Date
Preferred Stock						
Series B Term Preferred Stock	$ 3,000,000	N/A	6.600%	Monthly	March 31, 2021	November 19, 2023
Series C Term Preferred Stock	23,000,000	OCCIO	6.125%	Monthly	April 30, 2023	April 30, 2026
Series D Term Preferred Stock	3,000,000	N/A	6.000%	Monthly	June 30, 2022	June 10, 2026
Series E Term Preferred Stock	35,000,000	OCCIN	5.250%	Monthly	December 31, 2023	December 31, 2026
Total Preferred Stock	$ 64,000,000		5.663%			

Debt Mix by Remaining Legal Term



- 1-3 years
- 3-5 years

Preferred Stock by Series



- Series B Term
- Series C Term
- Series D Term
- Series E Term

Track Record

$10.18 per share in distributions declared since inception[1]

Average quarterly distribution of $0.54 per share[1]



Cumulative Distributions[1]

1. Distributions are not guaranteed. Past performance is not indicative of future results. Includes the most recent distribution declared on June 1, 2023.

Underlying Portfolio Characteristics

OFS CREDIT

Maturity Distribution of Underlying Obligors[1]



Spread Distribution of Underlying Obligors[1]



S&P Rating Distribution of Underlying Obligors[1,2]



1. Source: CLO trustee reports as reported by Intex. Based on the issuers' most recently reported positions as of April 30, 2023 and weighted by par value as of April 30, 2023. Percentages may not sum to 100% due to rounding
2. NR represents underlying obligors not rated by S&P.

Industry Exposure and Top 10 Obligors[1]

OFS CREDIT

Top 10 Industries of Underlying Obligors	
Moody's Industry Name	**04/30/2023 % of Total**
High Tech Industries	10.5%
Healthcare & Pharmaceuticals	10.1%
Services: Business	9.1%
Banking, Finance, Insurance & Real Estate	8.7%
Media: Broadcasting & Subscription	5.1%
Chemicals, Plastics & Rubber	5.0%
Hotel, Gaming & Leisure	4.8%
Construction & Building	4.6%
Telecommunications	4.2%
Services: Consumer	3.8%
Total	**65.9%**

Top 10 Underlying Obligors	
Obligor	**04/30/2023 % of Total**
Asurion	0.7%
Centurylink	0.5%
Cablevision Systems	0.5%
Altice France	0.5%
Peraton	0.5%
Athenahealth	0.4%
Univision Communications	0.4%
Transdigm	0.4%
Global Medical Response	0.4%
Mozart Debt Merger Sub	0.4%
Total	**4.7%**

1. Source – CLO trustee reports as reported by INTEX.

OFS

Appendices

Experienced Leadership of OFS Capital Management

> Experienced management team that has underwritten through multiple business cycles.
>
> The Senior Investment Team of OFS averages over 25 years of experience structuring and investing in CLOs, debt securities, and loans

Bilal Rashid	» President and Senior Managing Director of OFS Capital Management » Chairman, President and Chief Executive Officer of OCCI	» 25+ years of experience (10+ with OFS) » Formerly Head of Global Structured Credit At Merrill Lynch, which included CLO team » Actively involved in originating, structuring and managing CLOs throughout career
Jeff Cerny	» Chief Financial Officer and Senior Managing Director of OFS Capital Management » Director and Chief Financial Officer of OCCI	» 35+ years experience (20+ with OFS) » Actively involved in structuring and managing CLOs since 2000
Glen Ostrander	» Managing Director of OFS Capital Management – Structured Credit Portfolio Manager	» 25+ years of experience (10+ with OFS) » Previously worked in Structured Credit group at Merrill Lynch » Actively involved in originating, structuring and managing CLOs throughout career
Ken Brown	» Managing Director of OFS Capital Management – Broadly Syndicated Loan Portfolio Manager	» 25+ years experience (15+ with OFS) » Previously Vice President at GE Antares Capital » Actively involved in managing CLOs since 2011

Condensed Balance Sheets

OFS CREDIT

		Fiscal Quarter Ended			
	4/30/2023 (Unaudited)	**1/31/2023** (Unaudited)	**10/31/2022** (Audited)	**7/31/2022** (Unaudited)	**4/30/2022** (Unaudited)
Assets					
Investments, at fair value	$ 142,583,099	$ 151,115,749	$ 145,767,878	$ 147,903,206	$ 158,665,746
Cash	16,668,884	14,863,217	12,540,909	8,675,066	8,307,589
Other assets	778,406	726,926	722,297	483,185	528,465
Total assets	$ 160,030,389	$ 166,705,892	$ 159,031,084	$ 157,061,457	$ 167,501,800
Liabilities					
Preferred stock, net	$ 62,536,463	$ 62,421,284	$ 62,306,105	$ 62,190,926	$ 62,075,746
Payable to adviser and affiliates	2,326,371	2,390,653	2,325,645	2,166,071	1,740,645
Payable for investments purchased	2,958,647	-	-	-	-
Other liabilities	433,283	568,500	189,333	380,873	408,917
Total liabilities	68,254,764	65,380,437	64,821,083	64,737,870	64,225,308
Net Assets	91,775,625	101,325,455	94,210,001	92,323,587	103,276,492
Total liabilities and net assets	$ 160,030,389	$ 166,705,892	$ 159,031,084	$ 157,061,457	$ 167,501,800
Number of shares outstanding	10,816,509	9,997,837	9,442,550	8,700,340	8,300,744
Net asset value per share	$ 8.48	$ 10.13	$ 9.98	$ 10.61	$ 12.44
Preferred stock / net assets	0.70x	0.63x	0.68x	0.69x	0.62x

Condensed Statements of Operations

	Fiscal Quarter Ended (unaudited)				
	4/30/2023	1/31/2023	10/31/2022	7/31/2022	4/30/2022
Investment income					
Interest Income	$ 6,908,517	$ 7,479,588	$ 7,503,898	$ 6,849,518	$ 6,035,687
Expenses					
Interest Expense	1,021,241	1,021,241	1,021,241	1,021,241	1,023,689
Management fees	688,480	730,700	699,551	690,772	737,356
Administrative fees	279,852	289,395	288,793	326,811	256,075
Professional fees	174,628	217,953	174,254	211,150	260,347
Other general & administrative expenses	230,188	414,974	381,310	217,180	172,580
Total expenses	2,394,389	2,674,263	2,565,149	2,467,154	2,450,047
Pre-incentive fee net investment income	4,514,128	4,805,325	4,938,749	4,382,364	3,585,640
Incentive fee	902,825	961,065	987,750	876,473	524,557
Net investment income	3,611,303	3,844,260	3,950,999	3,505,891	3,061,083
Net unrealized appreciation (depreciation) on investments	(15,180,424)	3,312,705	(3,875,136)	(13,545,693)	(8,839,723)
Net increase (decrease) in net assets resulting from operations	$ (11,569,121)	$ 7,156,965	$ 75,863	$ (10,039,802)	$ (5,778,640)
Weighted average common shares outstanding	10,174,469	9,457,054	8,894,451	8,313,774	8,010,783
Earnings per common share					
Net investment income per common share	$ 0.35	$ 0.41	$ 0.44	$ 0.42	$ 0.38
Net gain (loss) on investments per common share	(1.49)	0.35	(0.43)	(1.63)	(1.10)
Earnings (loss) per common share	$ (1.14)	$ 0.76	$ 0.01	$ (1.21)	$ (0.72)

OFS CREDIT

Supplemental Schedule - Core Net Investment Income

We provide information relating to Core NII (a non-GAAP measure) on a supplemental basis. This measure is not provided as a substitute for GAAP NII, but in addition to it. Our non-GAAP measures may differ from similar measures by other companies, even in the event of similar terms being utilized to identify such measures. Core NII represents GAAP NII adjusted for differences in applicable cash distributions received on our CLO equity investments. OFS Capital Management, LLC, our investment adviser, uses this information in its internal analysis of results and believes that this information may be informative in gauging the quality of the Company's financial performance, identifying trends in its results and providing meaningful period-to-period comparisons.

Income from investments in the "equity" class securities of CLO vehicles, for GAAP purposes, is recorded using the effective interest method; this is based on an effective yield to the expected redemption utilizing estimated cash flows, at current amortized cost, including those CLO equity investments that have not made their inaugural distribution for the relevant period end. The result is an effective yield for the investment in which the respective investment's cost basis is adjusted quarterly based on the difference between the actual cash received, or distributions entitled to be received, and the effective yield calculation. Accordingly, investment income recognized on CLO equity securities in the GAAP statement of operations differs from the cash distributions actually received by the Company during the period (referred to below as "CLO equity adjustments").

Furthermore, in order for the Company to continue to qualify for tax treatment as a regulated investment company, we are required, among other things, to distribute at least 90% of our investment company taxable income annually. Therefore, Core NII may provide a better indication of our estimated taxable income for a reporting period than GAAP NII; we can offer no assurance that will be the case, however, as the ultimate tax character of our earnings cannot be determined until after tax returns are prepared at the close of a fiscal year. We note that this non-GAAP measure may not serve as a useful indicator of taxable earnings, particularly during periods of market disruption and volatility, and, as such, our taxable income may differ materially from our Core NII.

The following table provides a reconciliation of GAAP NII to Core NII for the fiscal quarters ended April 30, 2023 and January 31, 2023:

	Fiscal Quarter Ended			
	April 30, 2023		January 31, 2023	
	Amount	Per Share	Amount	Per Share
Net investment income	$ 3,611,303	$ 0.35	$ 3,844,260	$ 0.41
CLO equity adjustments	2,439,456	0.24	(222,342)	(0.03)
Core net investment income	$ 6,050,759	$ 0.59	$ 3,621,918	$ 0.38